
SEC MAIL PROCESSING
RECEIVED
NOV 2 6 2010
WASH, D.C.
189
SECTION


10032765

SECURITIESA
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 51330 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10-01-09 (MM/DD/YY) AND ENDING 9-30-10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFS Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3190 Whitney Avenue
(No. and Street)

Hamden (City) CT (State) 06518 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence S. Cooper, President 203-248-1972
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pue, Chick, Leibowitz & Blezard, LLC
(Name – *if individual, state last, first, middle name*)

76 South Frontage Road, Vernon Rockville, CT 06066
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Lawrence S. Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFS Securities, Inc., as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

MY COMMISSION EXPIRES
JUNE 30, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CFS SECURITIES, INC.

## FINANCIAL STATEMENTS

## SEPTEMBER 30, 2010 AND 2009

# CFS SECURITIES, INC.

## FINANCIAL STATEMENTS

## SEPTEMBER 30, 2010 AND 2009

### Contents

**Page**

# PUE, CHICK, LEIBOWITZ & BLEZARD LLC

Certified Public Accountants

Steven R. Leibowitz, CPA, CFFA
Michael R. Blezard, CPA/ABV, CVA

Ricky A. Frimpong, CPA
Ann M. Burnett, CPA

John C.A. Chick, CPA - Consultant

Robert J. Pue, CPA (1920 – 2008)
Louis P. Semel, CPA (1930 – 1998)


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of CFS Securities, Inc.

We have audited the accompanying statements of financial condition of **CFS SECURITIES, INC.** (a Connecticut Corporation) as of September 30, 2010 and 2009, and the related statements of income and retained earnings, comprehensive income and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **CFS SECURITIES, INC.** at September 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pue, Chick, Leibowitz + Blezard, LLC

**Certified Public Accountants**

Vernon, Connecticut
November 22, 2010


76 South Frontage Road, P.O. Box 2250, Vernon Rockville, Connecticut 06066-2250
Tel. (860) 871-1722 Fax (860) 871-1228
E-Mail Info@Pue-CPAs.com www.Pue-CPAs.com

# CFS SECURITIES, INC.
## STATEMENTS OF FINANCIAL CONDITION
## SEPTEMBER 30, 2010 AND 2009

### ASSETS

| | 2010 | 2009 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 30,385 | $ 2,469 |
| Commissions receivable - allowable | 27,267 | 29,429 |
| Commissions receivable - unallowable | 16,649 | 16,315 |
| Other receivables | 6,165 | 11,168 |
| Prepaid expenses | 10,385 | 25,875 |
| Total Current Assets | 90,851 | 85,256 |
| **FIXED ASSETS** | | |
| Equipment | 48,892 | 69,050 |
| Accumulated depreciation | (19,855) | (36,168) |
| Net Book Value | 29,037 | 32,882 |
| **OTHER ASSETS** | | |
| Investment | 142,657 | 152,915 |
| Total Other Assets | 142,657 | 152,915 |
| **TOTAL ASSETS** | $ 262,545 | $ 271,053 |

See notes to financial statements

# CFS SECURITIES, INC.

## STATEMENTS OF FINANCIAL CONDITION

**(Continued)**

**SEPTEMBER 30, 2010 AND 2009**

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2010 | 2009 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ 15,358 | $ 8,017 |
| Accrued taxes and expenses | 20,101 | 32,556 |
| Current portion of note payable | 5,809 | 5,497 |
| Deferred taxes | 13,100 | 11,175 |
| Total Current Liabilities | 54,368 | 57,245 |
| **NOTE PAYABLE,** net of current portion | 17,735 | 23,544 |
| Total Liabilities | 72,103 | 80,789 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock - no par value; 10,000 shares authorized, 1,000 shares issued and outstanding | 10,000 | 10,000 |
| Retained earnings | 179,302 | 167,249 |
| Accumulated other comprehensive income - Net unrealized gains on investment (net of tax) | 1,140 | 13,015 |
| Total Stockholder's Equity | 190,442 | 190,264 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 262,545 | $ 271,053 |

See notes to financial statements

# CFS SECURITIES, INC.

## STATEMENTS OF INCOME AND RETAINED EARNINGS
## FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

| | 2010 | | 2009 | |
|---|---|---|---|---|
| | Amount | Percent | Amount | Percent |
| **REVENUE** | | | | |
| Commissions | $ 332,066 | 82.5% | $ 354,658 | 85.1% |
| Administrative fees | 69,567 | 17.3% | 61,198 | 14.7% |
| Interest income | 1,018 | 0.3% | 962 | 0.2% |
| Total Revenue | 402,651 | 100.0% | 416,818 | 100.0% |
| **OPERATING EXPENSES** | 400,651 | 99.5% | 425,354 | 102.0% |
| **INCOME (LOSS) FROM OPERATIONS** | 2,000 | 0.5% | (8,536) | -2.0% |
| **MISCELLANEOUS INCOME** | 17,938 | 4.5% | 12,500 | 3.0% |
| **INCOME BEFORE TAX** | 19,938 | 5.0% | 3,964 | 1.0% |
| **INCOME TAX EXPENSE** | 7,885 | 2.0% | 18,137 | 0.1% |
| **NET INCOME (LOSS)** | 12,053 | 3.0% | (14,173) | -3.4% |
| **RETAINED EARNINGS,** beginning | 167,249 | | 181,422 | |
| **RETAINED EARNINGS,** ending | $ 179,302 | | $ 167,249 | |

See notes to financial statements

# CFS SECURITIES, INC.

## STATEMENTS OF COMPREHENSIVE INCOME

## FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

| | 2009 | 2008 |
|---|---|---|
| **NET INCOME (LOSS)** | $ 12,053 | $ (14,173) |
| **NET UNREALIZED LOSS ON INVESTMENT** (net of tax) | (11,875) | (55,476) |
| **COMPREHENSIVE INCOME (LOSS)** | $ 178 | $ (69,649) |

See notes to financial statements

# CFS SECURITIES, INC.

## STATEMENTS OF CASH FLOWS

## FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

| | 2010 | 2009 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Income (loss) | $ 12,053 | $ (14,173) |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: | | |
| Depreciation | 8,228 | 3,072 |
| Deferred taxes | 1,325 | 17,897 |
| (Increase) decrease in: | | |
| Commission receivables | 1,828 | 21,735 |
| Other receivables | 5,003 | (4,149) |
| Prepaid expenses | 15,490 | (5,845) |
| Increase (decrease) in: | | |
| Accounts payable | 7,341 | 1,986 |
| Accrued taxes and expenses | (12,455) | (13,500) |
| Net Cash Provided by Operating Activities | 38,813 | 7,023 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of fixed assets | (4,840) | (35,520) |
| Purchase of securities | (560) | (1,164) |
| Net Cash Flows Used by Investing Activities | (5,400) | (36,684) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from note payable | - | 30,369 |
| Repayments on note payable | (5,497) | (1,326) |
| Cash Flows (Used) Provided by Financing Activities | (5,497) | 29,043 |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | 27,916 | (618) |
| **CASH AND CASH EQUIVALENTS** - Beginning | 2,469 | 3,087 |
| **CASH AND CASH EQUIVALENTS** - Ending | $ 30,385 | $ 2,469 |

See notes to financial statements

# CFS SECURITIES, INC.
## STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
## SEPTEMBER 30, 2010 AND 2009

| | 2010 | 2009 |
|---|---|---|
| **COMMON STOCK** | $ 10,000 | $ 10,000 |
| **RETAINED EARNINGS** - beginning of year | 167,249 | 181,422 |
| **NET INCOME (LOSS)** | 12,053 | (14,173) |
| **RETAINED EARNINGS** - end of year | 179,302 | 167,249 |
| **ACCUMULATED OTHER COMPREHENSIVE INCOME NET UNREALIZED GAIN ON INVESTMENT** - beginning of year (net of tax) | 13,015 | 68,491 |
| **UNREALIZED LOSS FOR THE YEAR** (net of tax) | (11,875) | (55,476) |
| **NET UNREALIZED GAIN ON INVESTMENT** - end of year (net of tax) | 1,140 | 13,015 |
| **STOCKHOLDER'S EQUITY** | $ 190,442 | $ 190,264 |

See notes to financial statements

# CFS SECURITIES, INC.

## NOTES TO FINANCIAL STATEMENTS

## SEPTEMBER 30, 2010 AND 2009

1. **NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   a) **Nature of Organization**

   CFS Securities, Inc. (Corporation) is a Connecticut Corporation located in Hamden, Connecticut, which is established as a broker dealer under the Securities and Exchange Act and is a member of Financial Industry Regulatory Authority (FINRA). While the corporation receives fees and commissions from various sources, the fees are solely generated by Cooper Financial Services, Inc., a related party affiliated by common ownership.

   b) **Basis of Presentation**

   The Corporation uses the accrual method of accounting for financial statement purposes.

   c) **Fixed Assets**

   All property and equipment is stated at cost. Major renewals, additions, and betterments are charged to the property accounts while replacements and maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed in the year incurred. Depreciation is computed using straight-line methods over the estimated useful lives of the related assets.

   d) **Cash and Cash Equivalents**

   For purposes of the statement of cash flows, the Corporation considers all investments in liquid time accounts purchased with a maturity of three months or less to be cash equivalents.

   e) **Investments**

   Available-for-sale securities are shown at market value.

   f) **Income Taxes**

   Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities and recognition of income and expenses for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets, liabilities and revenue are recognized. Deferred taxes arise primarily because the Corporation files its income tax returns on the cash basis of accounting and accrual basis receivables exceed payables.

1. **NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** - Continued

f) **Income Taxes** – Continued

Management of the Corporation evaluates all significant tax positions as required by US Generally Accepted Accounting Principles (GAAP). As of September 30, 2010, Management does not believe that it has taken any additional tax position that would require the recording any tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months.

The Corporation's income tax returns are subject to examination by the appropriate taxing jurisdiction. As of September 30, 2010, the Corporation's federal and state tax returns generally remain open for examination for three years from the date filed.

g) **Estimates**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

h) **Fair Value Measurement**

In accordance with GAAP, the Corporation classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Corporation believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

i) **Subsequent Events**

In preparing these financial statements, management has evaluated subsequent events through November 22, 2010, which represents the date the financial statements were available to be issued.

j) **Advertising Costs**

Advertising costs are deducted in the year incurred.

k) **Reclassification**

The 2009 financial statements have been reclassified in order to conform to the 2010 presentation.

## 2. COMMISSIONS RECEIVABLE

Commissions receivable are segregated into allowable and unallowable. In accordance with National Association of Securities Dealers (NASD) requirements allowable receivables consist of commissions due that are less than 30 days old. Unallowable receivables include outstanding investment advisory fees and commission in excess of 30 days old.

## 3. PREPAID EXPENSES

Prepaid expenses consist of the following as of September 30:

| | 2010 | 2009 |
|---|---|---|
| Prepaid Insurance | $ 7,540 | $ 6,437 |
| Prepaid Lease Payments | - | 4,200 |
| Prepaid Expense | 1,670 | 13,205 |
| Prepaid Payroll Taxes | 1,175 | 2,033 |
| | $10,385 | $25,875 |

## 4. INVESTMENTS

Investments consist of the following as of September 30:

| | 2010 | 2009 |
|---|---|---|
| Available-for-Sale Securities: | | |
| 5985 Shares of NASDAQ OMX Group, Inc. Stock at September 30, 2010 and 2009 | $116,289 | $128,678 |
| 539.556 and 518.008 shares of American Funds Capital Income Builder Class A Shares at September 30, 2010 and 2009, respectively | 26,368 | 24,237 |
| | $142,657 | $152,915 |

The available-for-sale securities listed above have a cost basis of $140,917 and $139,900 as of September 30, 2010 and 2009, respectively. The net unrealized gains (net of tax) of $1,140 and $13,015 are included in the equity section of the Statement of financial condition as of September 30, 2010 and 2009, respectively.

## 5. FAIR VALUE MEASUREMENTS

The following table sets forth by level, within the fair value hierarchy, the Corporation's assets at fair value as of September 30, 2010 and 2009.

**Fair Value Measurements**
**As of September 30, 2010 using**

| | **Quoted Prices In Active Markets for Identical Assets (Level 1)** | **Significant Other Observable Inputs (Level 2)** | **Significant Unobservable Inputs (Level 3)** | **Total** |
|---|---|---|---|---|
| Available for sale Securities | $142,657 | $ - | $ - | $142,657 |
| Total | $142,657 | $ - | $ - | $142,657 |

5. **FAIR VALUE MEASUREMENTS** - Continued

| | Fair Value Measurements As of September 30, 2009 using | | | |
|---|---|---|---|---|
| | **Quoted Prices In Active Markets for Identical Assets (Level 1)** | **Significant Other Observable Inputs (Level 2)** | **Significant Unobservable Inputs (Level 3)** | **Total** |
| Available for sale Securities | $152,915 | $ - | $ - | $152,915 |
| Total | $152,915 | $ - | $ - | $152,915 |

6. **ACCRUED TAXES AND EXPENSES**

Accrued taxes and expenses consist of the following at September 30:

| | 2010 | 2009 |
|---|---|---|
| Accrued Retirement Plan Contribution | $13,541 | $25,213 |
| Accrued Taxes | 6,560 | 7,343 |
| | $20,101 | $32,556 |

7. **INCOME TAX**

The income tax expense for the years ended September 30, 2010 and 2009 consisted of the following:

| | 2010 | 2009 |
|---|---|---|
| Current: | | |
| Federal | $4,258 | $ 4,895 |
| State | 2,302 | 2,448 |
| Total | 6,560 | 7,343 |
| Deferred: | | |
| Federal | 925 | 7,556 |
| State | 400 | 3,238 |
| Total | 1,325 | 10,794 |
| Total Current and Deferred | $7,885 | $18,137 |

7. **INCOME TAX** - Continued

Net deferred tax liabilities of $13,100 and $11,175 at September 30, 2010 and 2009, respectively, is the result of the differences between the basis of assets and liabilities for financial statement and income tax purposes. The components of deferred tax assets and liabilities as of September 30, 2010 and 2009 consist of the following:

| | 2010 | 2009 |
|---|---|---|
| Deferred tax assets: | | |
| Accounts payable | $ 6,143 | $ 7,123 |
| Accrued expense | - | 6,168 |
| Total deferred tax assets | 6,143 | 13,291 |
| Deferred tax liabilities: | | |
| Accounts receivable | 17,566 | 18,297 |
| Prepaid expenses | - | 5,017 |
| Depreciation | 1,077 | 1,152 |
| Net unrealized gain on investment | 600 | - |
| Total deferred tax liability | 19,243 | 24,466 |
| Net deferred tax liability | $13,100 | $11,175 |

8. **LONG-TERM DEBT**

Long-term debt consists of the following as of September 30:

| | 2010 | 2009 |
|---|---|---|
| Installment note payable, collateralized by a vehicle, monthly payment of $581 with interest of 5.54% through June 2014. | $23,544 | $29,041 |
| Current portion of long-term debt | (5,809) | (5,497) |
| Long-term debt, net of current portion | $17,735 | $23,544 |

Aggregate principal payments of long-term debt for the next four years ending September 30, are as follows:

| | |
|---|---|
| 2011 | $ 5,809 |
| 2012 | 6,139 |
| 2013 | 6,488 |
| 2014 | 5,108 |
| Total | $23,544 |

9. **LEASES**

The Corporation sublets office space from Cooper Financial Services, Inc., a Company affiliated by common ownership, on a month to month basis for $1,400 per month. Included in rent are other charges for an offsite storage facility on an as needed basis. Included in auto expense is an auto lease for $547 for 24 months which expired on July 31, 2010.

10. **RETIREMENT PLAN**

The Corporation participates in a 401(k) profit sharing plan effective April 1, 2005 for the benefit of those employees who have completed one year of service and who have attained age 21. The Corporation matches 4% of an employee's compensation not to exceed their contribution. The Corporation can elect to make a voluntary contribution to the plan in excess of the 4% match. Employees are 100% vested in their deferral and the matching contributions. The Corporation uses a six year vesting schedule for the discretionary profit sharing.

11. **RELATED PARTIES**

Mr. Lawrence Cooper, the sole Stockholder of CFS Securities, Inc., owns 50% of Cooper Financial Services, Inc., a company affiliated by common ownership. As discussed in Note 1, Cooper Financial Services, Inc. is the only registered investment advisor providing income to the Corporation. CFS Securities, Inc. also leases space from Cooper Financial Services, Inc. under a month to month lease arrangement. The annual rental expense was $16,800 for the years ended September 30, 2010 and 2009. The Corporation, having common ownership with Cooper Financial Services, Inc. is also covered under the Cooper Financial Services, Inc. retirement plan and casualty and liability insurance policies. The Corporation has other receivables from Cooper Financial Services, Inc. of $6,165 and $11,168 at September 30, 2010 and 2009, respectively.

12. **CONCENTRATION**

The Corporation relies on Cooper Financial Services, Inc. as their sole source of commission income. As a broker dealer the Corporation receives from various sources fees on investments made by the clients of Cooper Financial Services, Inc.

13. **CONTINGENCIES**

The Corporation maintains a line of credit with Bank of America in the amount of $10,000. At September 30, 2010 and 2009, the Corporation did not have any outstanding balance due.

14. **EXEMPTIONS**

As part of SEC reporting requirements, the Corporation is required to include a statement of changes in liabilities subordinated in claims of creditors; computation for determination of reserve requirements pursuant to Rule 15c3-3; information relating to the possession of control requirements under 15c3-3 and reconciliation of the computation of net capital under Rule 15c3-1 and the computation for determination of reserve requirements under Exhibit A of Rule 15c3-3. These statements are not presented because they are either not applicable to the company or the company is exempt from providing such information under Rule 15c3-3, paragraph (k)(1). The Company's transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies and also the company promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to customers.

# SUPPLEMENTARY INFORMATION

# CFS SECURITIES, INC.

## SCHEDULE I - SCHEDULES OF OPERATING EXPENSES
## FOR THE YEARS ENDED SEPTEMBER 30, 2010 AND 2009

| | 2010 | | 2009 | |
|---|---|---|---|---|
| | Amount | Percent | Amount | Percent |
| **OPERATING EXPENSES** | | | | |
| Officer's salary | $ 192,269 | 47.8% | $ 180,224 | 43.2% |
| Office expense | 39,404 | 9.8% | 53,979 | 13.0% |
| Insurance | 32,249 | 8.0% | 31,316 | 7.5% |
| Professional fees | 24,163 | 6.0% | 43,341 | 10.4% |
| Commissions | 22,163 | 5.5% | 16,900 | 4.1% |
| Rent | 16,800 | 4.2% | 16,800 | 4.0% |
| Retirement plan | 13,541 | 3.4% | 17,000 | 4.1% |
| Computer expenses | 11,151 | 2.8% | 1,167 | 0.3% |
| Payroll taxes | 10,222 | 2.5% | 10,521 | 2.5% |
| Depreciation | 8,228 | 2.0% | 3,072 | 0.7% |
| Auto expense | 6,805 | 1.7% | 13,622 | 3.3% |
| Licenses | 5,534 | 1.4% | 5,035 | 1.2% |
| Interest expense | 3,225 | 0.8% | 191 | 0.1% |
| Dues and subscriptions | 3,112 | 0.8% | 5,483 | 1.3% |
| Group insurance | 3,085 | 0.8% | 3,353 | 0.8% |
| Meals and entertainment | 2,778 | 0.7% | 3,221 | 0.8% |
| Other taxes | 1,780 | 0.4% | 1,414 | 0.3% |
| Insurance - officer's life | 1,720 | 0.4% | 3,088 | 0.7% |
| Miscellaneous | 604 | 0.2% | - | 0.0% |
| Sales promotion | 477 | 0.1% | 585 | 0.1% |
| Bank charges | 450 | 0.1% | 230 | 0.1% |
| Telephone | 377 | 0.1% | 52 | 0.0% |
| Postage | 324 | 0.1% | 995 | 0.2% |
| Travel | 114 | 0.0% | 1,461 | 0.4% |
| Staff development | 76 | 0.0% | 80 | 0.0% |
| Client relations | - | 0.0% | 12,224 | 2.9% |
| **TOTAL OPERATING EXPENSES** | $ 400,651 | 99.5% | $ 425,354 | 102.0% |

See auditors' report

# CFS SECURITIES, INC.

## SCHEDULE II - COMPUTATION OF NET CAPITAL

## SEPTEMBER 30, 2010 AND 2009

| | 2010 | 2009 |
|---|---|---|
| Total Assets | $ 262,545 | $ 271,053 |
| Less: Total Liabilities | 72,103 | 80,789 |
| Net Worth | 190,442 | 190,264 |
| Less: Non-allowable assets | | |
| Other receivables | 6,165 | 11,168 |
| Prepaid and deferred taxes | 10,385 | 25,875 |
| Fixed assets | 29,037 | 32,882 |
| Commissions receivable - unallowable | 16,649 | 16,315 |
| Total | 62,236 | 86,240 |
| Tentative Net Capital | 128,206 | 104,024 |
| Less adjustments: | | |
| (Discount on Money Market Account) | (14) | (14) |
| (Discount on Securities) | (21,398) | (22,937) |
| Net Capital | $ 106,794 | $ 81,073 |

See auditors' report

# CFS SECURITIES, INC.
## SCHEDULE III - ASSETS DEEMED ALLOWABLE
## SEPTEMBER 30, 2010

| | | |
|---|---|---|
| Cash - Checking | | $ 29,665 |
| | | |
| Cash - Money Market | $ 720 | |
| Less 2% Disallowance | 14 | |
| | | |
| Total | | 706 |
| | | |
| Marketable Securities | 142,657 | |
| Less 15% Disallowance | 21,398 | |
| | | |
| Total | | 121,259 |
| | | |
| Accounts Receivable - Allowable | | |
| American Funds | 20,582 | |
| Lincoln Financial | 3,692 | |
| Oppenheimer | 1,199 | |
| SunAmerica | 894 | |
| Putnam | 500 | |
| Alliance | 234 | |
| Pacific Life | 74 | |
| Pioneer | 44 | |
| Eaton Vance | 37 | |
| Fidelity | 11 | |
| | | |
| Total | | 27,267 |
| | | |
| Assets Deemed Allowable | | $ 178,897 |

See auditors' report

# CFS SECURITIES, INC.

## SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS

## SEPTEMBER 30, 2010

| | FOCUS REPORT | ADJUSTMENTS | AUDITED STATEMENTS |
|---|---|---|---|
| **ASSETS** | | | |
| Current Assets: | | | |
| Cash and cash equivalents | $ 29,665 | $ 720 | $ 30,385 |
| Commissions Receivable - Allowable | 27,267 | - | 27,267 |
| Commissions Receivable - Unallowable | 16,649 | - | 16,649 |
| Other Receivables | 5,511 | 654 | 6,165 |
| Prepaid Expenses | 9,209 | 1,176 | 10,385 |
| Total Current Assets | 88,301 | 2,550 | 90,851 |
| **FIXED ASSETS** | | | |
| Equipment | 48,892 | - | 48,892 |
| Accumulated Depreciation | (19,855) | - | (19,855) |
| Net Book Value | 29,037 | - | 29,037 |
| **OTHER ASSETS** | | | |
| Investment | 143,377 | (720) | 142,657 |
| Total Other Assets | 143,377 | (720) | 142,657 |
| Total Assets | $ 260,715 | $ 1,830 | $ 262,545 |

See auditors' report

# CFS SECURITIES, INC.

## SCHEDULES IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS

### (Continued)

### SEPTEMBER 30, 2010

| | FOCUS REPORT | ADJUSTMENTS | AUDITED STATEMENTS |
|---|---|---|---|
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | | |
| Current Liabilities: | | | |
| Accounts Payable | $ 14,705 | $ 653 | $ 15,358 |
| Accrued Taxes and Expenses | 21,564 | (1,463) | 20,101 |
| Current portion of note payable | 5,809 | - | 5,809 |
| Deferred taxes | - | 13,100 | 13,100 |
| Total Current Liabilities | 42,078 | 12,290 | 54,368 |
| **NOTE PAYABLE,** net of current portion | 17,735 | - | 17,735 |
| Total Liabilities | 59,813 | 12,290 | 72,103 |
| **STOCKHOLDER'S EQUITY** | | | |
| Common Stock | 10,000 | - | 10,000 |
| Retained Earnings | 190,902 | (11,600) | 179,302 |
| Accumulated Other Comprehensive Income - Net Unrealized Gain on Investments (net of tax) | - | 1,140 | 1,140 |
| Total Stockholder's Equity | 200,902 | (10,460) | 190,442 |
| Total Liabilities and Stockholder's Equity | $ 260,715 | $ 1,830 | $ 262,545 |

See auditors' report

# CFS SECURITIES, INC.

## SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS

**(Continued)**

**SEPTEMBER 30, 2010**

| | FOCUS REPORT | ADJUSTMENTS | AUDITED STATEMENTS |
|---|---|---|---|
| **REVENUE** | | | |
| Commissions and Fees | $ 319,966 | $ 12,100 | $ 332,066 |
| Administrative Fees | 70,585 | (1,018) | 69,567 |
| Interest Income | - | 1,018 | 1,018 |
| Total Revenue | 390,551 | 12,100 | 402,651 |
| **OPERATING EXPENSES** | | | |
| Officer's salary | 192,269 | - | 192,269 |
| Insurance | 32,249 | - | 32,249 |
| Licenses | 5,534 | - | 5,534 |
| Retirement plan | - | 13,541 | 13,541 |
| Bank charges | 450 | - | 450 |
| Office expense | 37,089 | 2,315 | 39,404 |
| Professional fees | 24,163 | - | 24,163 |
| Interest expense | 3,225 | - | 3,225 |
| Computer expenses | 11,151 | - | 11,151 |
| Dues and subscriptions | 3,112 | - | 3,112 |
| Postage | 324 | - | 324 |
| Rent | 16,800 | - | 16,800 |
| Meals and entertainment | 2,778 | - | 2,778 |
| Miscellaneous | 604 | - | 604 |
| Other taxes | 1,780 | - | 1,780 |
| Payroll taxes | 10,222 | - | 10,222 |
| Sales promotion | 477 | - | 477 |
| Depreciation | 8,228 | - | 8,228 |
| Staff development | 76 | - | 76 |
| Auto expense | 6,805 | - | 6,805 |
| Telephone | 377 | - | 377 |
| Travel | 114 | - | 114 |
| Group insurance | 3,085 | - | 3,085 |
| Client relations | - | - | - |
| Insurance - officer's life | 1,720 | - | 1,720 |
| Commissions | 22,163 | - | 22,163 |
| Total Operating Expenses | 384,795 | 15,856 | 400,651 |

See auditors' report

# CFS SECURITIES, INC.

## SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS

### (Continued)

### SEPTEMBER 30, 2010

| | FOCUS REPORT | ADJUSTMENTS | AUDITED STATEMENTS |
|---|---|---|---|
| Total Operating Expenses - brought forward | $ 384,795 | $ 15,856 | $ 400,651 |
| **INCOME FROM OPERATIONS** | 5,756 | (3,756) | 2,000 |
| **MISCELLANEOUS INCOME** | - | 17,938 | 17,938 |
| **INCOME BEFORE TAX** | 5,756 | 14,182 | 19,938 |
| **INCOME TAX EXPENSE** | - | 7,885 | 7,885 |
| **NET INCOME** | 5,756 | 6,297 | 12,053 |
| **RETAINED EARNINGS** - beginning | 185,146 | (17,897) | 167,249 |
| **RETAINED EARNINGS** - ending | $ 190,902 | $ (11,600) | $ 179,302 |

See auditors' report

# CFS SECURITIES, INC.

## SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS

### (Continued)

### SEPTEMBER 30, 2010

| | FOCUS REPORT | ADJUSTMENTS | AUDITED STATEMENTS |
|---|---|---|---|
| Total Assets | $ 260,715 | $ 1,830 | $ 262,545 |
| Less: Total Liabilities | 59,813 | 12,290 | 72,103 |
| Net Worth | 200,902 | (10,460) | 190,442 |
| Less: Non-Allowable Assets | | | |
| Other Receivables | 5,511 | 654 | 6,165 |
| Prepaid expenses | 9,209 | 1,176 | 10,385 |
| Fixed Assets | 29,037 | - | 29,037 |
| Commissions Receivable - Unallowable | 16,649 | - | 16,649 |
| Total | 60,406 | 1,830 | 62,236 |
| Tentative Net Capital | 140,496 | (12,290) | 128,206 |
| Less Adjustments: | | | |
| (Discount on Money Market Account) | (14) | - | (14) |
| (Discount on Securities) | (21,398) | - | (21,398) |
| Net Capital | $ 119,084 | $ (12,290) | $ 106,794 |

Explanation of Differences:

All differences between the final audited financial statements and the quarterly focus report are reflected on the attached schedules in the supplemental section of this report. The adjustments were made for reclassifying several items on the statement of income and retained earnings, to adjust unrealized gain on investments, deferred income taxes and reclass current portion of long-term debt and receivables.

See auditors' report

# PUE, CHICK, LEIBOWITZ & BLEZARD LLC

Certified Public Accountants

Steven R. Leibowitz, CPA, CFFA
Michael R. Blezard, CPA/ABV, CVA

John C.A. Chick, CPA - Consultant

Robert J. Pue, CPA (1920 – 2008)
Louis P. Semel, CPA (1930 – 1998)

Ricky A. Frimpong, CPA
Ann M. Burnett, CPA


To the Board of Directors
CFS Securities, Inc.

## REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audits of the financial statements and supplemental schedules of **CFS SECURITIES, INC.** for the years ended September 30, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

A. Making quarterly securities examinations, counts, verifications, and comparisons.
B. Recordation of differences by rule 17a-13.
C. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


76 South Frontage Road, P.O. Box 2250, Vernon Rockville, Connecticut 06066-2250
Tel. (860) 871-1722 Fax (860) 871-1228
E-Mail Info@Pue-CPAs.com www.Pue-CPAs.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pue, Chick, Leibowitz + Bloyard, LLC

**Certified Public Accountants**

Vernon, Connecticut
November 22, 2010